Exhibit 99.10

Disclosure of Transactions in Own Shares

Paris, July 22, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24,2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from July 15 to July 19, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
15/07/2024	220,151	63.314319	13,938,710.64	XPAR
15/07/2024	125,000	63.284137	7,910,517.13	CEUX
15/07/2024	18,000	63.286099	1,139,149.78	TQEX
15/07/2024	18,000	63.281677	1,139,070.19	AQEU
16/07/2024	235,481	62.644948	14,751,695.00	XPAR
16/07/2024	106,000	62.589726	6,634,510.96	CEUX
16/07/2024	22,000	62.553019	1,376,166.42	TQEX
16/07/2024	22,000	62.549787	1,376,095.31	AQEU
17/07/2024	263,984	62.707260	16,553,713.32	XPAR
17/07/2024	100,000	62.631116	6,263,111.60	CEUX
17/07/2024	10,000	62.545364	625,453.64	TQEX
17/07/2024	10,000	62.558041	625,580.41	AQEU
18/07/2024	255,917	63.717050	16,306,276.28	XPAR
18/07/2024	100,000	63.692337	6,369,233.70	CEUX
18/07/2024	11,000	63.686634	700,552.97	TQEX
18/07/2024	11,000	63.692575	700,618.33	AQEU
19/07/2024	264,138	62.909959	16,616,910.75	XPAR
19/07/2024	100,000	62.900250	6,290,025.00	CEUX
19/07/2024	9,992	62.947778	628,974.20	TQEX
19/07/2024	9,996	62.944293	629,191.15	AQEU
Total	1,912,659	63.040802	120,575,556.78

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).